                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)

                          Authentic Fitness Corporation
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    052661105
                                    ---------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

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--------------------                                           -----------------
CUSIP No.  052661105                    13G                    Page 2 of 9 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           John J. Lattanzio
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,155,200
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             600,600
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                1,155,200
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            600,600
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,755,800
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No.  052661105                    13G                    Page 3 of 9 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Lattanzio Group, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             600,600
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            600,600
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           600,600
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No.  052661105                    13G                    Page 4 of 9 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Michael J. Linn
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             600,600
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            600,600
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           600,600
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):          Name of Issuer:
----------          ---------------
                    Authentic Fitness Corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
----------          ------------------------------------------------
                    6040 Bandini Boulevard
                    Commerce, California 90040

Items 2(a)          Name of Person Filing; Address of Principal
----------          -------------------------------------------
and 2(b):           Business Office:
---------           ----------------
                    This statement is filed by and on behalf of (i) John J.
                    Lattanzio, in his capacity as (1) an individual holder of Common Stock, par value $.001, of the Company ("Common
                    Stock"), (2) one of the two managers and the controlling member of Lattanzio Group, LLC ("LG"), a discretionary investment manager to certain managed accounts, and (3) a discretionary investment manager of his minor child's investment account, (ii) LG, and (iii) Michael J. Linn, in his capacity as one of the two managers of LG. The principal business address of each reporting person is 88 Pine Street, 31st Floor, New York, New York 10005.

                    The shares of Common Stock which are the subject of this Statement are held directly by the managed accounts for which LG or Mr. Lattanzio serves as discretionary investment manager (collectively, the "Managed Accounts") and by Mr. Lattanzio directly.

Item 2(c):          Citizenship:
----------          ------------
                    John J. Lattanzio and Michael J. Linn are both United States citizens.

Item 2(d):          Title of Class of Securities:
----------          -----------------------------
                    Common stock, par value $.001 per share.

Item 2(e):          CUSIP Number:
----------          -------------
                    052661105

Item 3:             If this statement is filed pursuant to
-------             --------------------------------------
                    ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),
                    ------------------------------------------
                    check whether the person filing is a:
                    -------------------------------------
                    Not Applicable.




                                Page 5 of 9 Pages

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Items 4(a)-(c):     Ownership:
---------------     ----------
                    As of December 31, 1998:

                    (i) Mr. Lattanzio had beneficial ownership of 1,755,800 shares of Common Stock by virtue of his position as (1) an individual holder of Common Stock (1,065,200 shares of Common Stock or 4.6%), (2) one of the two managers and the controlling member of LG (600,600 shares of Common Stock or 2.6%), and (3) a discretionary investment manager of his minor child's investment account (90,000 shares of Common Stock or 0.4%). Such shares represent 7.6% of the issued and outstanding Common Stock. Mr. Lattanzio has sole voting power and dispositive power over the shares of Common Stock described in (1) and (3) above, and shares voting power and dispositive power over the shares of Common Stock described in (2) above with Mr. Linn and LG.

                    (ii) LG had beneficial ownership of 600,600 shares of Common Stock by virtue of its position as discretionary investment manager to the Managed Accounts (other than Mr. Lattanzio's minor child's managed account) holding such shares of Common Stock. Such shares represent 2.6% of the issued and outstanding Common Stock. LG shares voting power and dispositive power over such shares with Mr. Lattanzio and Mr. Linn.

                    (iii) Mr. Linn had beneficial ownership of 600,600 shares of Common Stock by virtue of his position as one of the two managers of LG. Such shares represent 2.6% of the issued and outstanding Common Stock. Mr. Linn shares voting power and dispositive power over such shares with Mr. Lattanzio and LG.

                    The percentages used herein are calculated based upon the 22,990,086 shares of Common Stock stated to be issued and outstanding as of November 10, 1998, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 3, 1998.




                                Page 6 of 9 Pages

Item 5:             Ownership of Five Percent or Less of a Class:
-------             ---------------------------------------------
                    As of December 31, 1998, LG and Mr. Linn ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6:             Ownership of More than Five Percent on Behalf
-------             ---------------------------------------------
                    of Another Person:
                    ------------------
                    No person other than Mr. Lattanzio as an individual holder of shares of Common Stock and the Managed Accounts is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds upon the sale of, shares of Common Stock, except that the respective shareholders, partners or owners, as relevant, of the Managed Accounts have the right to participate in the receipt of dividends from, or proceeds upon the sale of, the shares of Common Stock held for their respective accounts.

Item 7:             Identification and Classification of the
-------             ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------
                    Not Applicable.

Item 8:             Identification and Classification of
-------             ------------------------------------
                    Members of the Group:
                    ---------------------
                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
-------             -------------------------------
                    Not Applicable.

Item 10:            Certification:
--------            --------------
                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 7 of 9 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1999


                              LATTANZIO GROUP, LLC

                              By: /s/ John J. Lattanzio
                                  -------------------------
                                  Name: John J. Lattanzio
                                  Title: Principal Manager

                              By: /s/ Michael J. Linn
                                  -------------------------
                                  Name: Michael J. Linn
                                  Title: Manager


                              /s/ John J. Lattanzio
                              ------------------------------
                              John J. Lattanzio


                              /s/ Michael J. Linn
                              ------------------------------
                              Michael J. Linn





                                Page 8 of 9 Pages

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                                    EXHIBIT A
                                    ---------


Joint Filing Agreement, dated February 17, 1998, among the signatories to this
Schedule 13G (filed as Exhibit A to the initial Schedule 13G and incorporated herein by reference).






                                Page 9 of 9 Pages